UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Euro Disney S.C.A.

(Name of Issuer)

Ordinary Shares of Common Stock Par Value € 0.76

(Title of Class of Securities)

298702101

(CUSIP Number)

David K. Thompson

The Walt Disney Company

500 South Buena Vista St.

Burbank, CA 91521

(818) 560-1841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298702101

1.	Names of Reporting Persons: The Walt Disney Company I.R.S. Identification Nos. of above persons (entities only): 95-4545390
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 468,997,077 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 468,997,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 468,997,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 42.2%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 298702101

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): EDL Holding Company 95-4205590
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 468,997,077 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 468,997,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 468,997,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 42.2%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 298702101

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): EDL Participations SA NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 0 8. Shared Voting Power: 1,000 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): less than 0.01%
14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares of Common Stock par value € 0.76 per share (the “Common Stock”), of Euro Disney S.C.A., a société en commandite par actions organized under the laws of France (the “Issuer”), issuable upon maturity of Subordinated Bonds Redeemable in Shares of Common Stock (obligations subordonnées remboursables en actions) (the “ORAs”). The principal executive office of the Issuer is located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, France.

Item 2.	Identity and Background

(a)	The names of the persons filing this statement are (1) The Walt Disney Company, a Delaware corporation (“TWDC”), (2) EDL Holding Company, a Delaware corporation (“EDL Holding”), an indirect 99.9% -owned subsidiary of TWDC and (3) EDL Participations SA, a societe anonyme organized under the laws of France (“EDL Participations”), a 99.8%-owned subsidiary of EDL Holding. TWDC, together with its subsidiaries is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products. The principal business of EDL Holding and EDL Participations is to hold equity interests in the Issuer on behalf of TWDC. The name of each executive officer and director of TWDC is set forth on Schedule A, the name of each executive officer and director of EDL Holding is set forth on Schedule B and the name of each executive officer and director of EDL Participations is set forth on Schedule C.

EDL Holding is a 99%-owned subsidiary of Disney Enterprises, Inc., a Delaware corporation and a wholly-owned subsidiary of TWDC. EDL Participations is a 99.8%-owned subsidiary of EDL Holding.

(b)	The address of the principal place of business of TWDC is 500 South Buena Vista Street, Burbank, California, 91521. The address of the principal place of business of EDL Holding is 1401 Flower Street, Glendale, California 91201. The address of the principal place of business of EDL Participations is Immeubles Administratifs, Route Nationale 34, 77400 Chessy, France. The business address of each of the executive officers and directors of TWDC is set forth on Schedule A, the business address of each of the executive officers and directors of EDL Holding is set forth on Schedule B and the business address of each of the executive officers and directors of EDL Participations is set forth on Schedule C.

(c)	The present principal occupation or employment of each executive officer and director of TWDC and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule A. The present principal occupation or employment of each executive officer and director of EDL Holding and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule B. The present principal occupation or employment of each executive officer and director of EDL Participations and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule C.

(d)	During the last five years, neither TWDC, EDL Holding nor EDL Participations nor, to the best of TWDC’s, EDL Holding’s and EDL Participations’ knowledge, any person named in Schedule A, Schedule B or Schedule C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither TWDC, EDL Holding nor EDL Participations, nor, to the best of TWDC’s, EDL Holding’s and EDL Participations’ knowledge, any person named in Schedule A,

Schedule B or Schedule C was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of TWDC is set forth in Schedule A. The citizenship of each executive officer and director of EDL Holding is set forth in Schedule B. The citizenship of each executive officer and director of EDL Participations is set forth in Schedule C.

Item 3.	Source and Amount of Funds or Other Consideration

On July 11, 1994, EDL Holding acquired 2,482,050 ORAs for an aggregate consideration of 1 billion French Francs. Pursuant to the terms of the ORAs, each ORA converts into 10.691 shares of Common Stock on July 11, 2004. Prior to July 11,1994, EDL Holding had acquired 83,300,000 shares of Common Stock from the Issuer and EDL Participations had acquired 1,000 shares from the Issuer. In August 1994 and December 1999, EDL Holding acquired 291,545,384 and 112,575,167 shares, respectively, of Common Stock from the Issuer pursuant to preferential subscription rights in offerings made to all holders of the Common Stock in which EDL Holding acquired only its pro rata share of the shares offered. In each case, EDL Holding and EDL Participations acquired shares using funds contributed by TWDC out of its working capital.

In August 1994, EDL Holding also acquired warrants to purchase 29,682,201 shares of Common Stock awarded to all holders of the Common Stock in which EDL Holding acquired only its pro rata share of the warrants awarded. EDL Holding has not exercised any of the warrants it received in this distribution.

Item 4.	Purpose of Transaction

TWDC, EDL Holding and EDL Participations acquired the ORAs and shares of and warrants for Common Stock for investment purposes in connection with the initial funding of the Issuer and a global restructuring of the Issuer’s financial obligations that involved among other things new debt and equity financing. TWDC and EDL Holding have made debt investments in the Issuer and provided other financing through lease and other arrangements, the material terms of which have been disclosed in the Issuer’s reports on Form 20-F filed with the Securities and Exchange Commission and TWDC’s reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission. In addition, EDL Participations acts as general partner of the Issuer, and Euro Disney S.A., an indirect 99% subsidiary of TWDC, acts as gérant of the Issuer. Through these relationships, TWDC, EDL Holding and EDL Participations may be deemed to have the ability to exercise substantial control over the Issuer. TWDC, EDL Holding and EDL Participations continually evaluate their interests in the Issuer, consider options for maximizing the value of their investment in the Issuer and may from time to time discuss these options (which may include any of the actions identified in clauses (a) through (j) below) with other creditors or equity holders of the Issuer or other interested parties.

On June 8, 2004, TWDC, the Issuer and certain of its affiliates, the Caisse des Dépôts et Consignations (“CDC”) (a primary lender to the issuer) signed a Memorandum of Agreement (“MOA”) that was approved by the Steering Committee representing other lenders of the Issuer and contemplates a global restructuring of the Issuer’s financial obligations as well as new debt and equity financing. The MOA is attached to this Schedule as Exhibit 3. Among other things, the terms of the MOA call for: the permanent waiver of financial covenant violations for fiscal years 2003 and 2004; the deferral and subsequent conversion into subordinated long-term borrowings of € 110 million outstanding on an existing line of credit from TWDC and € 58 million of deferred interest payable to the CDC; the deferral of approximately € 300 million of principal payments on senior bank debt for 3.5 years; the deferral of loan principal payments scheduled under the 1989 CDC Loans of the Issuer in years 2004 through 2023 for 3.5 years; elimination of the Issuer’s current security deposit requirement and the disbursement of the current deposit balance of € 100 million as a debt prepayment to the senior lenders; the annual deferral of € 25 million of management fees and royalties payable to TWDC subsidiaries for fiscal years 2005 through 2009; the annual conditional deferral of up to € 25 million of management fees and royalties payable to TWDC subsidiaries for fiscal years 2007 through 2014 depending on the Issuer’s operating results; and the annual conditional deferral and conversion into long-term subordinated borrowings of up to € 22.5 million of CDC loan interest payments for fiscal years 2005 through 2014 depending on the issuer’s results. The deferrals and conditional deferrals of amounts owed to TWDC and the CDC cannot be paid earlier than 2017. In addition, the Issuer would obtain a new ten-year € 150 million line of credit from TWDC for liquidity requirements, reducing to € 100 million after five years. The MOA additionally provides for the conversion of € 290 million of payments to TWDC subsidiaries pursuant to leases into a minority equity position in an entity that will become a subsidiary of the Issuer and to which substantially all of the Issuer’s assets and liabilities would be contributed. The MOA also provides for an equity rights offering by the Issuer of € 250 million to existing shareholders, to which TWDC will subscribe in an amount of at least €100 million with the remainder expected to be underwritten in due course by a group of financial institutions. The MOA would also require TWDC to beneficially own at least 39% of the issued and outstanding shares of the Issuer until December 31, 2016. The MOA is subject to certain conditions, including: approval by all of the lenders of the MOA by July 31, 2004; regulatory authorizations; approval of the reorganization and the rights offering by the shareholders (which TWDC has agreed to vote in favor of); completion of final documentation; and the successful implementation of the rights offering by no later than March 31, 2005.

On March 25, 2004, the Issuer’s shareholders’ meeting authorized a decrease in the Issuers’ share capital by way of a reduction from € 0.76 to € 0.01 of the par value of the Shares, without any modification to the number of existing Shares. As a result of this reduction, which is expected to be implemented before the close of the Issuer’s current fiscal year, the Issuer’s share capital will decrease to € 10,559,377.24.

Except (1) as described above, (2) as described in the filings of TWDC and the Issuer with the Securities and Exchange Commission and (3) pursuant to the terms of the MOA if it is approved by all of the lenders by July 31 and the other conditions are met, neither TWDC, EDL Holding nor EDL Participations has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of June 28, 2004, EDL Participations holds 1,000 shares of Common Stock, representing less than .01% of the issued and outstanding shares. As of the same date, EDL Holding holds 412,778,279 shares of Common Stock and may be deemed the beneficial owner of the 1,000 shares held by EDL

Participations and 26,535,597 shares it is entitled to acquire on July 11, 2004, upon maturity of the ORAs. In addition, EDL Holding holds warrants to acquire 29,682,201 shares of Common Stock, which are currently exercisable. Thus, EDL Holding may be deemed the beneficial owner of a total of 468,997,077 shares of Common Stock which represent 42.2% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock reported by the Issuer in its Report on Form 20-F filed April 1, 2004, and assuming exercise of all warrants held by EDL Holding and issuance of a total of 26,728,794 shares upon maturity of the ORAs. Warrants with respect to all 29,682,201 shares expire on July 11, 2004 and based on the exercise price of the warrants and the current market price of the shares, EDL Holding does not currently expect to exercise these warrants prior to their expiration. Excluding the shares issuable pursuant to these warrants, EDL Holding may be deemed to be the beneficial owner of 439,314,876 shares, representing 40.6% of the issued and outstanding shares of Common Stock (assuming issuance of shares upon expiration of the ORAs and excluding shares issuable upon exercise of the warrants held by EDL Holding). TWDC may be deemed to beneficially own all the shares beneficially owned by EDL Holding as a result of its 99% ownership of EDL Holding. To the best of TWDC’s, EDL Holding’s and EDL Participations’ knowledge, none of the persons identified on Schedule A, Schedule B or Schedule C are the beneficial owners of any shares of Common Stock except as reflected on Schedule A, Schedule B and Schedule C.

(b)	TWDC and EDL Holding have the shared power to vote and direct the disposition of the 468,997,077 shares of Common Stock reported herein as being beneficially owned by TWDC and EDL Holding, and EDL Participations has the shared power to vote and direct the disposition of the 1,000 shares reported herein as being beneficially owned by EDL Participations. To the best of TWDC’s, EDL Holding’s and EDL Participation’s knowledge, each of the persons identified on Schedule A, Schedule B and Schedule C has the sole power to vote and direct the disposition of the shares of Common Stock reflected as beneficially owned by such persons on Schedule A, Schedule B and Schedule C.

(c)	Neither TWDC, EDL Holding nor EDL Participations, nor to the best of TWDC’s, EDL Holding’s and EDL Participations’ knowledge any person identified in Schedule A, Schedule B or Schedule C, has engaged in any transaction in the shares of Common Stock since March 13, 2004.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by TWDC, EDL Holding and EDL Participations nor, to the best of TWDC’s, EDL Holding’s and EDL Participations’ knowledge, any of the shares of Common Stock beneficially owned by the persons identified on Schedule A, Schedule B or Schedule C.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the contracts, arrangements, understandings and relationships identified in Items 3 and 4 of this Schedule, TWDC and EDL Holding have the following contracts, arrangements, understandings and relationships with respect to the shares of Common Stock:

(1)	In July 1994, TWDC agreed with the Issuer’s lenders that it would continue to own at least 25% of the issued and outstanding shares of Common Stock through June 2004 and to own at least 16.67% of the issued and outstanding shares of Common Stock until 2016, and in 1999 TWDC agreed with the CDC that it would own at least 16.67% of the issued and outstanding shares of Common Stock until 2027.

(2)	Pursuant to a letter agreement dated May 31, 1994, as amended September 12, 1995 (as amended, the “Letter Agreement”), EDL Holding sold shares of Common Stock to His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his affiliates (“HRH”) and HRH subsequently transferred those shares to Kingdom 5-KR-135, Ltd. (“Kingdom”), a company owned by a trust for the benefit of HRH and his family. TWDC has a first right to negotiate with Kingdom to purchase any shares Kingdom proposes to sell in a block sale and a right of last refusal to meet the terms of any proposed sale of shares in a block sale involving more than 50 million shares. In addition, HRH and Kingdom have agreed not to purchase without the prior written consent of TWDC shares of Common Stock prior to August 13, 2004 at any time that the aggregate number of shares owned or controlled by HRH and Kingdom exceeds or would as a result of the purchase exceed 151,178,864 (other than pro rata purchases pursuant to rights offerings to all Issuer shareholders or otherwise to avoid dilution), and agreed not to purchase shares of Common Stock prior to August 13, 2014 to the extent that such purchase would result in the aggregate number of Shares then held by HRH and Kingdom exceeding one-third of the total number of Shares outstanding.

Item 7.	Material to Be Filed as Exhibits

(1)	Letter Agreement dated May 31, 1994, between TWDC, EDL Holding, His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and United Saudi Commercial Bank.

(2)	Amendment dated September 12, 1995, to Letter Agreement dated May 31, 1994.

(3)	Memorandum of Agreement dated June 8, 2004 among the Issuer and certain of its affiliates, TWDC, Caisse des Dépots et Consignations, the Lenders (as defined therein), BNP Paribas and CALYON.

(4)	Letter Agreement dated September 29, 1999, between Disney Enterprises, Inc. and Caisse des Dépots et Consignations.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2004

The Walt Disney Company

By:	/s/ David K. Thompson
David K. Thompson Senior Vice President – Deputy General Counsel – Corporate and Corporate Secretary

EDL Holding Company

By:	/s/ Joseph M. Santaniello
Joseph M. Santaniello Vice President

EDL Participations, SA

By:	/s/ Dominique Le Bourhis
Dominique Le Bourhis Directeur Général Délégué

Schedule A

Executive Officers and Directors of TWDC

Name [1]	Citizenship	Present Principal Occupation and Business Address	Beneficial Ownership of Shares of Common Stock

Alan N. Braverman	United States	Senior Executive Vice President and General Counsel of TWDC.

John E. Bryson	United States	Chairman of the Board, President and Chief Executive Officer of Edison International, the parent company of Southern California Edison, an electric utility. Edison International’s address is 2244 Walnut Grove Avenue, Rosemead, California 91770.

John S. Chen	United States	Chairman, Chief Executive Officer and President of Sybase, Inc., a software developer. Sybase’s address is One Sybase Drive, Dublin, California 94568.

Michael D. Eisner	United States	Chief Executive Officer of TWDC.

Judith L. Estrin	United States	President and Chief Executive Officer of Packet Design, LLC, a networking technology company. Packet Design’s address is 3400 Hillview Avenue, Building 3, Palo Alto, California 94304.

Robert A. Iger	United States	President and Chief Operating Officer of TWDC.

Aylwin B. Lewis	United States	President, Chief Multibranding and Operating Officer, Yum! Brands, Inc., a franchisor and licensor of quick service restaurants. Yum! Brand’s address is 1441 Gardiner Lane, Louisville, Kentucky 40213.

Monica C. Lozano	United States	Publisher and Chief Executive Officer of La Opinión, the largest Spanish-language newspaper in the United States, and Senior Vice President of its parent company, ImpreMedia, LLC. La Opinión’s address is 411 West Fifth Street, Los Angeles, California 90013.

Robert W. Matschullat	United States	Private equity investor.

George J. Mitchell	United States	Chairman of the Board of TWDC and partner of the law firm of Piper Rudnick LLP.

Peter E. Murphy	United States	Senior Executive Vice President and Chief Strategic Officer of TWDC.

Leo J. O’Donovan, S.J.	United States	President Emeritus of Georgetown University.

Thomas O. Staggs	United States	Senior Executive Vice President and Chief Financial Officer of TWDC.	1,000 Shares

Gary L. Wilson	United States	Chairman of the Board of Directors of Northwest Airlines Corporation. Northwest Airline’s address is 2700 Lone Oak Parkway, Eagen, Minnesota 55121.

[1]	The business address of each person is c/o The Walt Disney Company, 500 S. Buena Vista St., Burbank, CA 91521.

Schedule B

Executive Officers and Directors of EDL Holding

Name [1]	Citizenship	Present Principal Occupation and Business Address	Beneficial Ownership of Shares of Common Stock
Marsha L. Reed	United States	Vice President – Governance Administration and Assistant Secretary of TWDC

Joseph M. Santaniello	United States	Senior Vice President and Assistant General Counsel of TWDC

Thomas O. Staggs	United States	Senior Executive Vice President and Chief Financial Officer of TWDC.	1000 shares

David K. Thompson	United States	Senior Vice President – Deputy General Counsel – Corporate and Corporate Secretary of TWDC

[1]	The business address of each person is c/o The Walt Disney Company, 500 S. Buena Vista St., Burbank, CA 91521.

Schedule C

Executive Officers and Directors of EDL Participations

Name [1]	Citizenship	Present Principal Occupation and Business Address	Beneficial Ownership of Shares of Common Stock
Pascal Quint	France	Senior Vice President and General Counsel, CEGELEC, avenue Louise 489, B 1050, Brussels, Belgium	382,885 shares[2]

Dominique Le Bourhis	France	Vice President, Treasury & Purchasing, Euro Disney SA & Euro Disney SCA	532,236 shares[2]

François Pinon	France	Vice President and General Counsel, Euro Disney SA & Euro Disney SCA	92,000 shares[2]

Diane Fuscaldo	United States	Chief Accounting Director, Euro Disney SA & Euro Disney SCA	195,983 shares[2]

[1]	Unless otherwise indicated the business address of each person is c/o Immeubles Administratifs, Route Nationale 34, 77400 Chessy, France.
[2]	Represents shares such person has the right to acquire beneficial ownership of within sixty days through the exercise of options.